SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                              E.ON UK Holding GmbH
                        (Name of foreign utility company)

                                     E.ON AG
    (Name of filing company, if filed on behalf of a foreign utility company)


     Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, E.ON AG ("E.ON") hereby files this form to notify the Securities and Exchange Commission that its subsidiary company, E.ON UK Holding GmbH ("UK Holding"), is a foreign utility company within the meaning of Section 33 of the Act.

Item 1.

     UK Holding, located at E.ON-Platz 1, 40479 Dusseldorf, Germany, is a wholly owned subsidiary of E.ON, a registered holding company organized under the laws of the Federal Republic of Germany. UK Holding indirectly holds E.ON's 100 percent common stock interest in Powergen Limited ("Powergen") through its wholly owned subsidiary E.ON UK Holding Company Ltd. ("UK Ltd."). On November 22, 2004, the Commission approved the deregistration of Powergen, UK Holding and UK Ltd. under the Act./1

     UK Holding indirectly owns interests in facilities that are used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas for heat, light or power and that are not located in any state of the United States. As of December 31, 2003, UK Holding, through Powergen and its subsidiary companies, owned or through joint ventures had an attributable interest in 9,614 MW of generation capacity, including 613 MW of combined heat and power plants and 156 MW of operational wind and hydroelectric generation capacity. Powergen also owns indirectly electric and gas distribution facilities, such as distribution lines, gas mains, transformers and meters. UK Holding (through its subsidiaries) served approximately 8.7 million customer accounts, including 5.8 million

______________
1    As a result of E.ON's on*top comprehensive corporate strategy commenced in
2003, E.ON transferred LG&E Energy LLC (then Powergen's principal U.S. operating subsidiary) and its direct parent holding company from a subsidiary of Powergen to E.ON U.S. Holding GmbH, a direct subsidiary of E.ON. Powergen then ceased to own voting securities in any company that controlled or exerted a controlling influence over LG&E Energy and its utility subsidiaries, Louisville Gas and Electric Company and Kentucky Utilities Company.


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electricity customer accounts, 2.7 million gas customer accounts, 0.1 million telephone customer accounts and 0.1 million industrial and commercial electricity and gas customer accounts.

     UK Holding indirectly owns, through Powergen, 100 percent of Powergen UK plc ("PGUK"), one of the leading integrated electricity and gas companies in the United Kingdom. Through Powergen and PGUK, UK Holding indirectly owns Powergen (East Midlands) Investments ("PEMI"), which is the intermediate holding company that owns East Midlands Electricity Distribution plc ("EME"), an electricity distribution and supply company serving approximately 2.4 million customer accounts in the East Midlands area of England. In January 2004, Powergen completed the acquisition of Midlands Electricity, an electricity distribution company with a network that contains 2.4 million customer connections. The distribution network operated by Midlands Electricity covers a geographic area contiguous to that of EME's distribution network.

     Powergen also holds an interest in a 1,220 MW power plant in Indonesia that it has agreed to sell to unaffiliated purchasers. The sale is expected to be completed before the end of 2004.

Item 2.

     Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU") are indirect public utility subsidiaries of E.ON and are associate companies of UK Holding. Neither LG&E nor KU provide material services or goods to UK Holding or its subsidiaries and they have not contributed any part of the purchase price paid by E.ON to acquire its interest in UK Holding.

                                    Exhibit A

State Commission Certification.
     Not applicable.


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                                    Signature

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 2, 2004                       E.ON AG

                                             By: /s/ Karl-Heinz Feldmann
                                             Name: Karl-Heinz Feldmann
                                             Title: General Counsel and Senior
                                             Vice President

                                             By: /s/ Rainer Liesen
Date: December 2, 2004                       Name: Dr. Rainer Liesen
                                             Title: Corporate Attorney


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